Exhibit 23.9

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of K Wave Media Ltd. on Amendment No. 6 to Form F-4 (File No. 333-278221) of our report dated March 15, 2024, which includes an explanatory paragraph as to Global Star Acquisition Inc.’s  ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Global Star Acquisition Inc. as of December 31, 2023 and 2022 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 25, 2024